IAMGOLD
CORPORATION

401 Bay Street, Suite 3200, PO Box 153
Toronto, Ontario, Canada M5H 2Y4
T 416 360 4710 **F** 416 360 4750 **Toll Free** 1 888 IMG 9999
W www.iamgold.com **E** info@iamgold.com

Virtual Annual Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")
May 29, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated April 8, 2020 were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following proxy votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	253,543,503	91.77	22,748,893	8.23
Donald K. Charter	251,012,089	90.85	25,280,307	9.15
Ronald P. Gagel	271,390,675	98.23	4,901,721	1.77
Richard J. Hall	271,788,782	98.37	4,503,614	1.63
Mahendra Naik	258,087,670	93.41	18,204,726	6.59
Timothy R. Snider	271,323,542	98.20	4,968,854	1.80
P. Gordon Stothart	271,678,289	98.33	4,614,107	1.67
Sybil E. Veenman	264,175,201	95.61	12,117,195	4.39

Item 2: Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
324,204,458	98.69	4,297,355	1.31

Item 3: Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Company received the following proxy votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
268,369,082	97.13	7,923,315	2.87

Dated this 29th day of May, 2020.

IAMGOLD CORPORATION

/s/ Tim Bradburn

____
Tim Bradburn
Vice President, Legal and Corporate Secretary